Voodoo Scientific USA, Inc.

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

<p style="text-align:center">Voodoo Scientific USA, Inc
Balance Sheet</p>

Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$162,083	$312,290
Accounts receivable		
Prepaid expenses and other assets		
Total current assets	**$162,083**	**$312,290**
Property and equipment - net		$1,975
Total assets	**$162,083**	**$314,265**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable		$63
Accrued expenses	$5,830	$10,671
Deferred revenue and other liabilities		
Total current liabilities	**$5,830**	**$10,734**
Convertible notes (if any)		
Other long term liabilities		
Total liabilities	**$5,830**	**$10,734**
Stockholders' Equity:		
Total value of common stock issued		
Total value of preferred stock issued		
SAFE - future equity obligation	$156,252	$303,531
Additional paid-in capital		
Total stockholders' equity:	**$156,252**	**$303,531**
Total liabilities and stockholders' equity:	**$162,083**	**$314,265**

<p style="text-align:center">Unaudited</p>

Voodoo Scientific USA, Inc.
Income Statement

Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net		
Cost of revenue		
Gross profit/loss	$0	$0
Operating expenses	$690,335	$777,507
Operating profit/loss	-$690,335	-$777,507
Other income/expense	$312	$327
Net profit/loss	-$690,023	-$777,180

Voodoo Scientific USA, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	-$693,568	-$777,763
Cash flows from financing activities		-$2,279
Cash flows from investing activities	$543,360	$1,023,000
Cash at beginning of period	$312,290	$69,332
Net increase/decrease in cash	-$150,208	$242,958
Cash at the end of period	$162,082	$312,290

Voodoo Scientific USA, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	$303,531	$57,711
Net profit/loss	-$690,023	-$777,180
Stock Issued	$0	$0
Preferred Stock Issued	$0	$0
Ending Balance	$156,252	$303,531

Unaudited

Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023

1. ORGANIZATION AND PURPOSE

Voodoo Scientific USA, Inc.(the "Company") is a corporation organized in July 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.